PE
5-1-02

02033640

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15238

For the month of May 2002.
Total number of pages: 55.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant's name into English)

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Information furnished on this form:

EXHIBITS

Nidec

For Immediate Release

May 7, 2002

Contact:
Hiroshi Toriba, Senior Director
Telephone: +81-75-316-3644
E-mail: HIROSHI_TORIBA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ
Stock Exchange Code (Tokyo, Osaka): 6594

Notice concerning Stock Acquisition Rights for Common Stock Issued under the Stock Option Plan

The Board of Directors of Nidec Corporation (the "Corporation") resolved at its meeting held on May 7, 2002 to obtain an authorization by shareholder resolution to be adopted at the 29th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2002, for the issuance of rights to purchase shares of the Corporation's common stock (the "Common Stock Acquisition Rights")pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan.

1. Rationale for the issue of Common Stock Acquisition Rights upon specially favorable terms.

The Corporation will issue the Common Stock Acquisition Rights to subscribe for or purchase shares of common stock of the Corporation ("Common Stock") to directors, auditors, and employees of the Corporation and its subsidiaries for no consideration for the purposes of increasing their incentive and motivation to contribute to enhancing the business performance of the Corporation in pursuit of shareholder-oriented management.

2. Terms of the Common Stock Acquisition Rights

(1) Type of shares to be issued upon Exercise of Common Stock Acquisition Rights

Common Stock of the Corporation

(2) Number of shares to be issued upon Exercise of Common Stock Acquisition Rights

Not exceeding [300,000]shares of Common Stock.

Provided, however, that if the Corporation splits or consolidates its Common Stock, the number of shares to be issued upon exercise of each Common Stock Acquisition Right shall be adjusted according to the following formula. The adjustment above shall be made only to those remaining unexercised at such time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation.

(3) Total number of Common Stock Acquisition Rights to be issued

Not exceeding [3,000]

The number of shares to be issued upon exercise of each Common Stock Acquisition Rights shall be 100. Provided, however, that if the Corporation splits or consolidates its shares, an adjustment under item (2) above shall apply similarly.

(4) Issue price of Common Stock Acquisition Rights

No consideration shall be paid.

(5) Amount to be paid in upon exercise of Common Stock Acquisition Rights

A paid-in amount for each Common Stock Acquisition Rights shall be obtained by multiplying the number of shares to be issued upon exercise of the minimum unit of Common Stock Acquisition Rights by the paid-in amount per share to be determined as follows :
The paid-in amount per share shall be determined by multiplying by [1.05] the average of closing prices of Common Stock in the regular trading thereof on the Osaka Securities Exchange for the total trading days of the previous month prior to the issue of such Common Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than such closing price on the day of issue of such Common Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the paid-in amount per share shall be the closing price on the day of issue of such Common Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

If the Corporation splits or consolidates its shares, the paid-in amount shall be adjusted according to the following formula. The adjustment above shall be made only to the number of shares to be issued upon exercise of the Common Stock Acquisition Rights that remain unexercised at the relevant time, and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Provided further that if the Corporation, directly or indirectly, issue, offer, pledge, sell, contract to sell, sell any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or ADSs or any securities exchangeable for Shares or ADSs at price lower than the market value (exclusive of the issue of shares by public stock offering on a market value basis or upon exercise of Common Stock Acquisition Rights), the following formula shall be applied to adjust the paid-in amount, with any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of new issues} \times \text{Amount paid in per share}}{\text{Share price before a new issue}}}{\text{Number of issued shares} + \text{Added shares in a new issue}}$$

In addition, in the case of a merger with any other company, corporate separate or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of paid-in amount shall be required, the paid-in amount shall be appropriately adjusted to the extent reasonable and practicable.

(6) Exercise Period of Common Stock Acquisition Rights

The exercise of Common Stock Acquisition Rights will be effective from July 1, 2004 until June 30, 2007, inclusive.

(7) Conditions for Exercise of Common Stock Acquisition Rights

① Holders of the Common Stock Acquisition Rights must either be directors, auditors or employees of, or under contract with the Corporation or its subsidiaries at the time of the exercise.

② In the case of death of a holder of Common Stock Acquisition Rights, his or her heir(s) shall not be entitled to such rights.

③ Act of pledging or any other acts of disposal of Common Stock Acquisition Rights shall be prohibited.

④ Other conditions for exercise shall be determined in the contract regarding Common Stock Acquisition Rights to be entered into between the Corporation and its directors, auditors, and employees of the Corporation or its subsidiaries pursuant to the resolution to be approved at the shareholders' meeting and the resolution to be adopted by the Board of Directors thereafter.

(8) Cancellation of Common Stock acquisition

① In the event that the Corporation merges with or consolidates into another company without the Common Stock Acquisition Rights being transferred, or that the Corporation exercises an exchange of stocks with another company to become its wholly owned subsidiary, the Corporation may cancel the Common Stock Acquisition Rights without consideration contingent on the proposal receiving the approval of the general shareholders' meeting.

② The Corporation may cancel Common Stock Acquisition Rights without consideration in the event that a holder of such rights becomes unable to fulfill the conditions set forth in (7) ① above and consequently forfeits such rights.

(9) Restriction on Transfer of Common Stock Acquisition Rights

Transfer of Common Stock Acquisition Rights shall require an approval of the Board of Directors.

Note: The foregoing is subject to the shareholder resolution to be adopted at the 29th Ordinary General Meeting of Shareholders scheduled to be held on Wednesday, June 26, 2002.

Nidec

For Immediate Release

May 7, 2002

Contact:

Hiroshi Toriba, Senior Director
Telephone: +81-75-316-3644
E-mail: HIROSHI_TORIBA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ
Stock Exchange Code (Tokyo, Osaka): 6594

Notice concerning Authorization by shareholder resolution for repurchases of Nidec Corporation's own shares

Nidec Corporation's Board of Directors resolved at its meeting held on May 7, 2002 to obtain an authorization by shareholder resolution to be adopted at the 29th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2002, for repurchases of its own shares pursuant to Article 210 of the Commercial Code of Japan.

1. Details of authorization

(1) Type of shares to be repurchased: Shares of common stock of Nidec Corporation
(2) Total number of shares to be repurchased: Up to 1,000,000 shares (1.57% of outstanding shares)
(3) Total volume of shares to be repurchased: Up to 10 billion yen

2. Rationale for obtaining authorization by shareholder resolution

In accordance with any changes of economic situation, to enable the Corporation to conduct flexible capital management or secure the expedient implementation of its capital policy.

Note: The foregoing is subject to the shareholder resolution to be adopted at the 29th Ordinary General Meeting of Shareholders scheduled to be held on Wednesday, June 26, 2002.

- ### -

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2002
(FROM APRIL 1, 2001 TO MARCH 31, 2002)
CONSOLIDATED

Released on May 7, 2002

NIDEC CORPORATION

Date of Directors' meeting for financial results: May 7, 2002

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2001 to March 31 , 2002)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)		
	Year ended March 31 2002	Year ended March 31 2001	Increase/Decrease
Net sales	¥281,069	¥249,238	¥31,831
Percent change from the previous period	12.8%	80.0%	
Operating income	16,206	16,033	¥173
Percent change from the previous period	1.1%	11.1%	
Recurring profit	17,658	18,795	(¥1,137)
Percent change from the previous period	(6.0%)	77.7%	
Net income	6,461	9,956	(¥3,495)
Percent change from the previous period	(35.1%)	63.8%	
Net income per share, basic	¥101.67	¥163.65	(¥61.98)
Net income per share, diluted	¥97.09	¥154.86	(¥57.77)
Return on equity	7.5%	12.5%	
Recurring profit to total assets	5.8%	8.0%	
Recurring profit to net sales	6.3%	7.5%	

Notes :

1. Equity in loss of affiliates:

   227 million yen for the year ended March 31, 2002

   168 million yen for the year ended March 31, 2001

2. Average number of shares issued and outstanding (consolidated):

   63,555,178 shares for the year ended March 31, 2002

   60,840,106 shares for the year ended March 31, 2001

3. Change in accounting method: Applicable

4. Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts) March 31,	
	2002	2001
Total assets	¥299,013	¥305,677
Shareholders' equity	89,551	82,175
Shareholders' equity to total assets	29.9%	26.9%
Shareholders' equity per share	¥1,408.87	¥1,293.10

Note:

Number of shares issued and outstanding (consolidated):

63,562,481 shares at March 31, 2002

63,549,001 shares at March 31, 2001

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions)	
	Year ended March 31 2002	Year ended March 31 2001
Net cash provided by operating activities	¥28,758	¥17,073
Net cash used in investing activities	(¥25,155)	(¥4,897)
Net cash used in or provided by financing activities	(¥3,664)	¥5,138
Cash and cash equivalents at end of period	53,586	¥51,925

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 48

Number of unconsolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 5

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 2

Number of companies excluded from consolidation: 3

Number of companies newly accounted for by the equity method: 1

Number of companies excluded from the equity method: 1

(6) Forecast of Consolidated Financial Performance (For the year ending March 31, 2003)

	Japanese yen (Millions except per share amounts)	
	Apr.1-Sept.30 2002	Apr.1.2002-Mar.31.2003
Net sales	¥145,000	¥310,000
Recurring profit	8,500	20,000
Net income	4,000	10,000
Net income per share		¥157.33

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation ("Nidec") and 48 consolidated subsidiaries, with operations in the following four business segments: **Small precision motors, Mid-size motors, Machinery and power supplies** and **Other**, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales. Appropriate distribution networks as well as other services have been established for each business. Currently, there are also ten non-consolidated subsidiaries and five equity-method affiliates.

The business activities of Nidec and the Nidec Group's principal consolidated subsidiaries are as follows:

Business Segment	Manufacturing/Sales	Product	Principal Companies
Small precision motors	Manufacturing	Small precision DC motors	Nidec Corporation, *3 Nidec Electronics Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation
		Small precision fans	Nidec Copal Corporation, *3 Nidec Electronics Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Co., Ltd.
		Vibration motors	Nidec Copal Corporation, Nidec Copal (Vietnam) Co., Ltd.
		Parts and material	Nidec Corporation, *3 Nidec Electronics Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Copal Corporation
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics Gmbh, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Taiwan Corporation
Mid-size motors	Manufacturing	Office automation equipment and home appliances	*3 Nidec Electronics Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
		Automobiles	Nidec Corporation
		Industrial use	Nidec Power Motor Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.

*1 Machinery and power supplies.	Manufacturing	Power transmission equipment	Nidec-Shimpo Corporation
		Factory automation equipment	Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
		Power supplies	Nidec America Corporation, *2 Nidec Potrans Corporation **
	Sales (Domestic)		Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
	Sales (Overseas)		Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Electronics Gmbh, Nidec Singapore Pte. Ltd., Nidec (H.K.) Corporation
Other	Manufacturing and sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
	Manufacturing	Automobile parts	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
		Electronic parts	Nidec Copal Electronics Corporation
		Optical parts	Nidec Copal Corporation, Nidec Copal (Thailand) Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd.
	International purchase	Parts and material	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd.
	Other services	Service	Nidec Total Service Corporation

Notes: *1 This business segment was named "Power supplies and machinery" until the year ended March 31, 2001, but was renamed "Machinery and power supplies" because "machinery" is now the primary business of this segment.

*2 Nidec Potrans Corporation transferred its goodwill and assets to Nipron Co., Ltd., effective September 30, 2001.

*3 Nidec Electronics Corporation was merged with Nidec Corporation effective April 1,2002.

2. MANAGEMENT POLICIES

1) Management Policies

Nidec Corporation continues to expand its operations based on a special management style that focuses on the production of "turning and moving" products centered around revolutionary drive technology.

Nidec and its group companies are determined to achieve high growth, high share prices and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Profit Distribution Policies

From the viewpoint that the Company is owned by the shareholders, Nidec is intent on demonstrating its ability to respond to a more challenging business environment by producing results that maximize shareholder value. With the philosophy of pursuing challenge, Nidec's plan is not only to maintain stable dividends, but also to increase its dividend payout ratio to 30%.

Reserves are continually being used to strengthen management structure and for business expansion to enhance profitability.

We paid interim dividends in the amount of ¥15 per share for the six month period ended September 30, 2001, which consists of an ordinary dividend in the amount of ¥10 per share (which is one half of the total amount of dividends paid during fiscal 2001) and an extraordinary dividend in the amount of ¥5 to commemorate our NYSE listing.

3) Goals

Nidec's primary goal is to reach Group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec.

Nidec has the firm belief that growth must generate high profitability, and is working to achieve a 15% return on equity. However, to accomplish such an objective on a consolidated basis, Nidec realizes that its core businesses must attain a higher profitability ratio. Expansion into new areas of business and the development of new products will also support future growth.

4) Mid- to Long-Term Management Strategy

1. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and products, while expanding its existing product lineup of micro motors and mid-size motors for home appliances, industrial use and automobiles.
2. With regard to HDD motors, by increasing its ability to mass produce FDB motors, Nidec will further heighten its competitive edge in the market through the development of next generation products.
3. While maintaining a high share in the markets for precision parts, production equipment for semiconductors and electronic parts, and for measuring machines on a non-consolidated basis, Nidec is determined to achieve the world's top technological standards in each of these areas. Through the integration of technologies, Nidec intends to create new markets and continue to develop high growth businesses.

5) Challenges and Issues

1. Nidec realizes the importance of continually improving its business management system, accounting standards,

financial disclosure and management information disclosure principles to meet globally recognized standards. As such, Nidec aspired to become listed on a foreign securities market. Nidec successfully achieved its objective by listing its shares on the New York Stock Exchange on September 27, 2001.

2. In order to keep pace with rapidly changing market needs, Nidec is improving its ability to develop new technology by rationalizing product development in a manner that takes advantage of the individual strengths of each member within the Group. Within the motor business in particular, Nidec is implementing a system of delegating responsibility for development, production and sales on a product-by-product basis which will allow products to be brought to market with even greater efficiency and speed.
3. Nidec's efforts to reduce costs and increase profitability include expanding overseas production and shifting from outsourcing to internal production system. Nidec has rapidly expanded production of mid-size motors and electronic parts in China, and has continued to transfer automobile parts production to Vietnam. Such initiatives are already beginning to produce positive results.
4. The Chinese market is expected to be a center of global economic growth in the early 21th century. To keep up with such tide, our major customers are expanding their manufacturing facilities in China. Ever since founding "Made in the market" is our basic policy which means to produce the products nearby our customers' facilities and promptly deliver them to the customers wherever they exist, therefore , we continue to expand our manufacturing facilities in China as the strategy of our group companies in a expedite manner. In addition to our Dalian facility in Liaoning Province , north China , we are expending our production facilities at Dongguan in Guandong Province , south China and at Pinghu in Zhejian Province , central China.

6) Measures to Improve Business Management Structure

Nidec is aiming to decentralize its business management structure by decreasing the influence of its head office and delegating managerial responsibility to subdivisions (business enterprise segments) with the goal of increasing the speed of decision making Group companies are taking similar steps and we hope that this decentralized management will improve consolidated results.

Nidec has been introducing measures to improve corporate governance. For example, in order to increase clarity and transparency of financial reporting Nidec is planning to disclose its financial results on a quarterly basis and to engage in more frequent IR activities. Also, shareholders' meetings have become more open by hosting informal and candid discussions and by allowing reporters to sit in. Along with efforts on disclosures overseas in connection with its listing in New York Stock Exchange, Nidec hopes that this will lead to additional domestic disclosures. Nidec also realizes the importance of increasing information disclosure to foreign investors and has listed on the New York Stock Exchange in order to do so. Through these efforts, Nidec will continue to improve information disclosure in the years to come.

3. BUSINESS RESULT AND FINANCIAL POSITION

(1) Overview

During the fiscal year ended March 31, 2002, the Japanese economy began to experience the effects of the U.S. recession. In addition, the Japanese government has been wavering between competing policies, one of which places priority of fiscal policy to stimulate economic recovery while the other calls for structural reform of financial institutions and other measures to break free from the "deflationary downward spiral" that has plagued Japan for the second time in its history.

Especially, the collapse of hope for growth of the information technology and the communication industry in the U.S. market brought disappointment to the electrical machinery and parts industry in Japan. Furthermore, the terrorist attack in the U.S. and subsequent political uncertainty has driven the world economy into an even more serious situation.

In such a business environment, we were forced to revise downward our expected financial results. On the other hand, we successfully listed on the New York Stock Exchange on September 27, 2001 as scheduled. Moreover, our fluid dynamic bearing (FDB) business which is bringing innovative changes to motor technology is processing smoothly, and we believe that we have attained the status of top supplier.

In addition to the above, the demand for motors used in hard disk drives and optical disk drives, such as DVDs used in information technology equipment which are our primary markets showed a clear sign of growth beyond our expectations, and products in fast-growing markets, such as game consoles and microprocessor unit cooling fans, continued to be in high demand. Nidec's motor-related business showed a significant recovery in sales in the second half of the fiscal year ended March 31, 2002, and our sales reached an all-time-high.

Also, our mid-sized motors business started mass production and supplying motors to power steering units for automobiles. However, the global appetite for capital expenditure continued to be weak and investments in machinery and equipment which plays the central role of our group's business were affected seriously, recording a decrease in sales and profit.

Consolidated Results

During the fiscal year ended March 31, 2002, consolidated financial results far exceeded our expectations. The primary reason for the growth was the favorable condition in the motor business and the yen's depreciation against the U.S. dollars during the second half of the fiscal year ended March 31, 2002. Net sales amounted to ¥281,069 million exceeding our expectation by approximately ¥8,000 million, and operating income reached ¥16,206 million exceeding our expectation by approximately ¥2,700 million.

Furthermore, recurring profit amounted to ¥17,658 million, exceeding our expectation by ¥3,800 million, benefiting from an increase in foreign exchange gains. Consolidated net income amounted to just over ¥6,400 million surpassing our expectation in spite of increased expenses incurred in connection with the downsizing of our domestic operations.

(The scope of consolidation)

Although the number of consolidated companies has not increased since the second half of the fiscal year ended March 31, 2001, when we increased our ownership of Nidec Copal, Nidec Copal Electronics and Nidec Shibaura, the number of our consolidated companies is larger during the first half of the fiscal year ended March 31, 2002 as compared to the same term of the previous year. However, the scope of consolidation during the second half of the fiscal year ended March 31, 2002 is essentially unchanged as compared to the same term of the previous year.

(Consolidated Results)

During the fiscal year ended March 31, 2002, consolidated net sales amounted to ¥281,069 million, representing a 12.8% or approximately ¥31,800 million increase over the fiscal year ended March 31, 2001. However, consolidated net sales includes gains of approximately ¥38,300 million due to the expansion of the scope of consolidation during the first half of this fiscal year. Excluding the contribution from newly consolidated companies, net sales decreased approximately ¥6,500 million, or 2.6% compared with same period of the previous year. Furthermore, the Japanese yen depreciated ¥14.55 against U.S. dollar compared with the fiscal year ended March 31, 2001, which resulted in an increase of net sales as measured in yen of approximately ¥11,500 million. The business conditions of each product segment are discussed below.

Operating income amounted to ¥16,206 million, representing slight increase of 1.1% over the fiscal year ended March 31, 2001. If we were to exclude the increase in amortization of ¥3,459 million resulting from the increase in the number of our consolidated subsidiaries, operating income would have increased 10.5%, or approximately ¥1,900 million, to ¥19,666 million compared with operating income of the previous year of ¥17,791 million measured on the same basis.

In addition, ¥1,100 million of the increase in operating income after accounting for increased amortization is due to the addition of newly consolidated companies. Although we achieved the same level of operating income with a minor increase of approximately ¥200 million compared with the previous year, there are significant differences in the breakdown. That is, while operating income of the continuing business group led by our motor business increased approximately ¥3,300 million compared with the previous fiscal year, operating income of other newly consolidated companies decreased approximately ¥3,100 million including the increase in amortization of ¥1,700 million compared with the previous year.

The leading contributing factor to the increased operating income of the continuing business group is the profitability improvement of our hard disk drive spindle motors during the second half of this fiscal year, and steadily decreasing costs associated with the commencement of mass-production of FDB motors. Furthermore, the improvement in the profitability by the expansion of production and sales of DC motors, such as DVD and CD-R/RW, and fan motors also contributed significantly to improved results during the second half of this year.

Consequently, Nidec Electronics (Thailand), Nidec (Dalian), Nidec Singapore and others have significantly improved business profitability during the second half of this year.

Although newly consolidated companies that produce machinery and various precision parts have been forced to reduce operational capacity due to serious decline in orders, they are reducing costs and working to improve profitability by lowering fixed and variable costs and shifting more production overseas.

Taking these circumstances into consideration, the following summarizes the increased accrued expenses for R&D and production start up costs for FDB motors and mid-sized motors used in automobiles incurred by Nidec Corporation and Nidec Electronics (Thailand) Co., Ltd. and the influence of a weak yen.

Increase in operating profit from business segments excluding newly consolidated companies (motor business):	¥2,500 million
The exchange gain from the weak yen:	¥2,000 million
Increase in R&D and production start up costs for FDB motors and mid-sized motors used in automobiles:	△ ¥1,200 million
Decrease in net sales and operating income from newly consolidated companies that produce machinery and various precision parts:	△ ¥ 1,400 million
Increase in amortization of goodwill:	△ ¥1,700 million
Net total:	¥200 million

Recurring profit fell approximately ¥1,100 million, or 6.0%, to ¥17,658 million compared with the previous year ended March 31, 2001. At the level of operating income, profits increased a little less than ¥200 million compared with the previous year. However, other income fell approximately ¥1,300 million mainly due to reduction of approximately ¥1,200 million of exchange gain. Net income for the current year decreased ¥3,500 million, to ¥6,461 million. For each extraordinary gain and loss item, corporate tax and minority interests in subsidiaries, the changes in comparison with the previous year are as follows.

Decrease in recurring profit:	△ ¥1,140 million
Increase in valuation losses including bank shares:	△ ¥2,570 million
Increase in fixed assets disposal related to business curtail:	△ ¥1,800 million
Loss on restructuring business of Nidec Potrans Corporation:	△ ¥400 million
Decrease in gain on sale of investment in affiliate:	△ ¥2,420 million
Decrease in equity in earnings of affiliates:	△ ¥1,120 million
Decrease in gain on securities transferred concerning pension trust:	△ ¥1,910 million
Decrease in recognition of unrecognized net transition obligation in employee retirement benefit:	¥2,970 million
Reconciliation with Princeton Global Management Inc.:	¥1,620 million

Decrease in corporation tax burden:	¥2,220 million
Decrease in provision for severance benefits for directors and auditors:	¥590 million
Decrease in amortization of goodwill:	¥670 million
Increase in minority interests in subsidiaries:	△ ¥290 million
Other:	¥80 million
Total:	△ ¥3,500 million

The balance of cash and cash equivalents for the current year ended March 31, 2002 increased ¥1,661 million from the previous year to ¥53,586 million.

Net cash provided by operating activities was ¥28,758 million, an increase of ¥11,685 million compared with the previous year. A noticeable factor of the results for the year ended March 31, 2002 is that in spite of the fact that net income before income taxes decreased by ¥5,435 million from the previous year to ¥11,717 million, net cash sharply increased. The main factor for this increase was a remarkable reduction of inventory, which amounted to approximately ¥9,900 million. Since inventory had increased ¥3,600 million during the previous year ended March 31, 2001, the current year's improvement will be ¥13,500 million. Also, increases in non-cash expenses such as depreciation costs, amortization of goodwill, valuation loss of investment securities and disposal of tangible fixed assets are the significant features for the current year.

Net cash used in investing activities during current year ended March 31, 2002 increased sharply by ¥20,258 million to ¥25,155 million compared with previous year ended March 31, 2001. During the previous year, ¥17,367 million of cash provided was from M&A activities and ¥3,076 million was from the sale of subsidiary shares. These cash inflows exceeded investment to affiliated companies by approximately ¥7,000 million. The increase in net cash used excluding the above factors was ¥13,272 million. Main components of this increase was acquisition of tangible fixed assets, i.e., in order to promote new technologies such as FDB production, and total expenditures increased approximately ¥11,000 million to ¥24,517 million. Due to the market success of FDB motors for HDDs, we were able to take the lead in the market, and this was the major contributing factor to the improvement of our results.

Net cash used in financing activities was ¥3,664 million, of which loan repayment accounted for approximately ¥1,100 million and dividend payments accounted for approximately ¥2,500 million.

The following explains our results by business segment.

Net sales of small precision motors amounted to ¥155,640 million, a 19.3% or an approximately ¥25,200 million increase. Although sales of motors for HDD increased 16.3% or ¥93,748 million, unit sales only increased by 1.8%. On a yen base, prices increased approximately 14%. However, the yen exchange rate for the current year ended

March 31, 2002 dropped approximately 13%. Therefore, measured in U.S. dollars, sales price increased approximately 1% as compared with the year ended March 31, 2001. The increase in sales of FDB motors and high margin products were able to offset the price decrease. Net sales of other DC motors, including motors for CD-ROMs and DVDs, rose 20.4% to ¥21,474 million compared with the year ended March 31, 2001, exceeding the growth rate of HDD motors. Unit sales increased at an even higher rate of approximately 36%, and the price fell by approximately 12% per year. Compared to the drastic decline in production of consumer products in the fourth quarter of fiscal 2001, this fourth quarter of fiscal 2002 recorded a steep increase. The increase of unit sales by approximately 95%, and sales by approximately 75%, has positively affected the actual results of the current year ended March 31, 2002.

Net sales of fan motors also attained a double digit increase of 12%, or ¥23,930 million, compared with the previous year ended March 31, 2001. Although this was primarily due to the positive effects of a weaker yen, sales of motors for microprocessor unit cooling fans and game consoles also contributed to the increase.

Net sales of other small precision motors increased 54%, or ¥16,489 million, compared with the previous year ended March 31, 2001, due primarily to the consolidation of Nidec Copal Corporation during the second half of the previous year ended March 31, 2001. Operating income in this segment increased 24.8% or ¥15,747 million, due to favorable demand for various motors and because FDB-related R&D and production start up costs have already climaxed. Moreover, during the period the yen the contribution dropped ¥14 against the U.S. dollar which also contributed to this increase.

Net sales of mid-size motors increased by 50%, approximately ¥12,100 million, compared with same period of the previous year, to ¥36,221 million. This increase includes the contribution from Nidec Shibaura, which was consolidated during the second half of the previous year. We are unable to quantify the specific amount contributed by Nidec Shibaura due to a change in sales channels. The net sales of mid-size motors from Nidec Corporation increased just over ¥4,500 million, and large part of this increase was from power steering motors. Operating loss of this segment was ¥503 million or 60% decrease compared to the previous year. We are working on the development of new products for automobile use, home electric appliances, and industrial machines and also working on market development, and we are aiming to move into the black as a result of improving commercial profits from commencing commercial production of product for automobile use, and producing home electric appliances and industrial machines overseas.

Net sales of machinery and power supplies decreased 32.9%, or approximately ¥16,600 million, compared with same period of the previous year, to ¥33,841 million. As a result of closing domestic operations and an extreme inventory adjustment in United States, the net sales of our power supply business decreased approximately ¥4,500 million. The net sales of machinery decreased substantially for precision presses of Nidec-Kyori, testing systems of Nidec-Read, semiconductor manufacturing machinery for Nidec Tosok and Nidec Copal. As a result, operating income of this segment decreased substantially by approximately 48% compared with same period of the previous year, to ¥1,507 million. Although the operating income of Nidec Copal newly consolidated company, increased, its contribution to income was small. As a result of a sharp decrease in the market demand for machinery and power supplies, profits decreased. However, we have been working to improve the management practices of each company to ensure that these companies remain profitable even if profit declines.

Net sales of products in the other segment increased 25.2% compared with same period of the previous year, to ¥55,365 million. Net sales increased ¥11,200 million, but included an increase of ¥12,600 million from Nidec Copal and Nidec Copal Electronics, newly consolidated companies. Excluding these two companies, the net sales of products in the other segment decreased by ¥1,400 million. Moreover, judging from trends, it appears that revenue of both Nidec Copal and Nidec Copal Electronics may fall in the future. Operating income decreased 32%, compared with same period of the previous year, to ¥2,867 million, with much of contributions coming from sales of electronic parts and precision parts by Nidec Copal and Nidec Copal Electronics. The profitability of pivot assembly and automobile parts improved.

Non-Consolidated Results

Non-consolidated figures demonstrated an increase in both sales and profit, and it was much greater than expected. Net sales increased by 25.4% compared with previous year to ¥124,884 million, approximately ¥5,900 million greater than expected. In net sales by business segment, net sales of small precision motors increased by 26%, or approximately ¥23,800 million, to ¥115,046 million and net sales of mid-size motors increased by 186%, or ¥4,500 million, to ¥6,964 million. The increase of small precision motors is due to the positive effects of the weak yen, with an increase of ¥10,800 million. Including the effects of the weak yen, net sales of motors for HDDs increased ¥14,400 million, motors for DCM including CD-ROM-use and DVD-use motors increased ¥2,900 million, Fans increased ¥5,500 million, and others increased ¥1,000 million.

Operating income increased by ¥3,200 million compared with same period of the previous year, to ¥4,100 million, approximately ¥700 million greater than expected. Recurring profits increased by 34.9%, compared with same period of the previous year, to ¥11,242 million, approximately ¥1,200 million greater than expected. The increase of ¥3,200 million in the operating income resulted from the followings:

Depreciation of the yen:	¥1,500 million
Improvement in the gross profit margin rate and related costs of FDB motors:	¥1,400 million
Increase in sales:	¥1,200 million
Increase in sales, general and administrative expenses:	△¥900 million
Total:	¥3,200 million

Recurring profits increased ¥2,900 million, ¥300 million less than the increase in operating income resulting from ¥1,500 million decrease in foreign exchange gain, a ¥460 million decrease in interest income and ¥140 million rise in other expense and an over ¥1,800 million rise in dividend income.

Extraordinary gains and losses amounted to a net loss of ¥2,100 million, mainly due to the ¥1,600 million gain on settlement with the Princeton Global Management, a ¥900 million loss from revaluation of investment in Nidec Potrans, a ¥900 million loss on retirement of fixed assets and ¥1,900 million loss from revaluation of bank stocks. However, income before income tax increased by ¥2,000 million to ¥9,132 million and net income increased by 35%, or ¥1,900 million, compared with same period of the previous year, to ¥7,316 million.

(2) Business forecast for the year ending March 31, 2003

As the domestic and the international economic environment for fiscal 2003 is dependent on the recovery of the U.S. economy, the recent business outlook has been volatile each time a new economic index for the U.S. economy has been announced. A clear signal of economic recovery is not expected to occur until the second half of fiscal 2003, or even later. Furthermore, we believe that a global economic recovery will commence in certain limited sectors instead of a uniform revitalization for all business fields and industries. Since only a handful of companies are expected to benefit from this recovery, we will continue to make managerial efforts to overcome this difficult business environment. The motor business come to a large technological transition stage and is a growing industry if we are able to successfully expand the scope of the application for motors. To accommodate innovative changes in the technological climate, we will focus to improve profitability through mass-production of FDB motors and cost reductions. Our systems machinery and related equipment business suffered dramatically from the significant decline in capital expenditure, however, by lowering the break-even point through decreasing fixed expenses and other measures , as well as increasing cash flow by reducing inventories and account receivables , we expect an prompt recovery in our operations as soon as demand increases. Accordingly, our business plan for the current fiscal year anticipates an increase in revenues and profit principally after the second half of fiscal 2003 for our core motor business as well as for our other business such as the systems machinery and related equipment. The following illustrates our forward-looking financial projections for the periods indicated.

Fiscal 2002 estimate

Consolidated (April 2002 – March 2003)

- Revenue: ¥310,000 million (110.3%)
- Operating profit: ¥21,000 million (129.6%)
- Recurring profit: ¥20,000 million (113.3%)
- Net profit: ¥10,000 million (154.8%)

Consolidated (April 2002 – September 2002)

- Revenue: ¥145,000 million (107.3%)
- Operating profit: ¥9,000 million (145.4%)

Recurring profit: ¥8,500 million (168.6%)

Net profit: ¥4,000 million (394.5%)

* Percent shows comparison with of previous fiscal year.

* Cash flow from operations will be ¥30.3 billion which consists of profit before income taxes of ¥10 billion, depreciation of ¥16.5 billion and amortization of goodwill of ¥3.8 billion. We continue to promote reduction of inventories and account receivables to create ¥30 billion in cash for capital investment. However we may cover any need for additional capital by short-term borrowing depending on the timing.

Non-Consolidated (April 2002 – March 2003)

Revenue: ¥130,000 million (104.1%)

Operating profit: ¥4,500 million (109.8%)

Recurring profit: ¥9,500 million (84.5%)

Net profit: ¥7,300 million (99.8%)

Non-Consolidated (April 2002 – September 2002)

Revenue: ¥62,500 million (117.5%)

Operating profit: ¥1,700 million (194.3%)

Recurring profit: ¥4,500 million (118.3%)

Net profit: ¥3,500 million (136.9%)

*Percent shows comparison with of previous fiscal year.

*Note: Exchange rate used = ¥125.00/US$, Other exchange rates linked with US$ as well.

Forward Looking Statements:

This presentation, and the answers to your questions, will contain forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor and other motor industries and other machinery and components industry, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the HDD motor industry; pricing trends and other competitive factors; changes in customer order patterns; success in new product development including fluid dynamic bearing motors; successful development and sale of mid-size motors for power steering; business conditions and growth in the personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

4. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets

	Japanese yen (Millions)				
	March 31		March 31		Increase
	2002		2001		(decrease)
	Amount	%	Amount	%	
Current assets:					
Cash and bank deposits	**¥53,807**		¥49,145		¥4,662
Notes and accounts receivable	**77,276**		82,998		(5,722)
Marketable securities	**80**		2,981		(2,901)
Inventories	**24,957**		33,949		(8,992)
Deferred income taxes	**2,271**		2,373		(102)
Other current assets	**5,797**		5,681		116
Allowance for doubtful accounts	**(505)**		(585)		80
Total current assets	**163,686**	**54.7**	176,544	57.8	(12,858)
Fixed assets:					
Property, plant and equipment	**106,462**	**35.6**	97,111	31.8	9,351
Buildings and structures	**28,570**		28,868		(298)
Machinery and vehicles	**33,556**		28,734		4,822
Tools, furniture and fixtures	**11,889**		7,695		4,194
Land	**26,700**		27,519		(819)
Construction in progress	**5,744**		4,292		1,452
Intangible assets	**12,659**	**4.3**	15,747	5.1	(3,088)
Goodwill	**11,587**		14,563		(2,976)
Others	**1,071**		1,184		(112)
Investments and other assets	**16,189**	**5.4**	16,244	5.3	(55)
Investment securities	**8,530**		10,653		(2,123)
Others	**3,253**		3,922		(669)
Deferred income taxes	**5,021**		2,408		2,613
Allowance for doubtful accounts	**(615)**		(740)		125
Total fixed assets	**135,311**	**45.3**	129,102	42.2	6,209
Deferred charges	**15**	**0.0**	29	0.0	(14)
Total assets	**¥299,013**	**100.0**	¥305,677	100.0	(¥6,664)

Liabilities and Shareholders' Equity

	Japanese yen (Millions)				
	March 31		March 31		Increase (decrease)
	2002		2001		
	Amount	**%**	Amount	%	
Current liabilities:					
Notes and accounts payable	**¥48,470**		¥58,544		(¥10,074)
Short-term borrowings	**59,428**		57,341		2,087
Current portion of long-term debt	**3,863**		4,182		(319)
Current portion of convertible Bonds	**9,820**		-		9,820
Income taxes payable	**4,160**		7,484		(3,324)
Deferred income taxes	**0**		268		(268)
Accrued bonus to employees	**3,188**		3,310		(122)
Other current liabilities	**14,371**		16,186		(1,815)
Total current liabilities	**143,303**	**47.9**	147,317	48.2	(4,014)
Non-current liabilities:					
Convertible bonds	**14,324**		24,185		(9,861)
Long-term debt	**5,002**		5,876		(874)
Deferred income taxes	**1,263**		1,424		(161)
Accrued severance and benefit costs	**7,630**		7,247		383
Accrued retirement benefit to directors	**1,242**		1,155		87
Others	**1,139**		1,615		(476)
Total non-current liabilities	**30,602**	**10.3**	41,504	13.6	(10,902)
Total liabilities	**173,905**	**58.2**	188,822	61.8	(14,917)
Minority interests	**35,556**	**11.9**	34,679	11.3	877
Shareholders' equity:					
Common stock	**26,468**	**8.8**	26,454	8.7	14
Additional paid-in capital	**26,333**	**8.8**	26,319	8.6	14
Land revaluation reserve	**(700)**	**(0.2)**	(700)	(0.2)	-
Retained earnings	**39,134**	**13.1**	34,539	11.3	4,595
Net unrealized loss on securities	**(312)**	**(0.1)**	(537)	(0.2)	225
Foreign currency translation adjustment	**(1,364)**	**(0.5)**	(3,900)	(1.3)	2,536
Treasury stock	**(9)**	**(0.0)**	(0)	(0.0)	(9)
Total shareholders' equity	**89,551**	**29.9**	82,175	26.9	7,376
Total liabilities and shareholders' equity	**¥299,013**	**100.0**	¥305,677	100.0	¥6,664

2) Consolidated Statements of Income

	Japanese yen (Millions)					
	March 31,					
	2002		2001			2002/ 2001
	Amount	%	Amount	%	Increase or decrease	%
Net sales	**¥281,069**	100.0	¥249,238	100.0	¥31,831	112.8
Cost of sales	**229,433**	81.6	204,410	82.0	25,023	112.2
Gross profit	**51,635**	18.4	44,828	18.0	6,807	115.2
Selling, general and administrative expenses	**35,428**	12.6	28,795	11.6	6,633	123.0
Selling, general and administrative expenses	**31,968**		27,036		4,932	118.2
Amortization of goodwill	**3,459**		1,758		1,701	196.8
Operating income	**16,206**	5.8	16,033	6.4	173	101.1
Other income	**4,604**	1.6	5,916	2.4	(1,312)	77.8
Interest and dividend income	**757**		975		(218)	77.6
Amortization of goodwill	**246**		265		(19)	92.8
Foreign exchange gains, net	**2,357**		3,565		(1,208)	66.1
Other	**1,242**		1,109		133	112.0
Other expenses	**3,152**	1.1	3,154	1.3	(2)	99.9
Interest expenses	**1,337**		1,544		(207)	86.6
Amortization of issuance costs of new stocks	**0**		170		(170)	-
Equity in loss of affiliates	**227**		168		59	135.1
Loss on write off of inventories	**463**		386		77	119.9
NYSE listing expense	**470**		-		470	-
Other	**653**		886		(233)	73.7
Recurring profit	**17,658**	6.3	18,795	7.5	(1,137)	94.0
Extraordinary gains	**1,901**	0.7	5,713	2.3	(3,812)	33.3
Gain on sale of fixed assets	**86**		41		45	209.80
Gain on sale of investment in affiliates	**49**		2,470		(2,421)	2.0
Gain on issuance of securities by a subsidiary	**-**		1,120		(1,120)	-
Gain on securities transferred to pension trust	**-**		1,905		(1,905)	-
Recovery of losses on the investment	**1,618**		-		1,618	-
Other, net	**147**		174		(27)	84.5
Extraordinary losses	**7,842**	2.8	7,356	2.9	486	106.6
Loss on disposal of property, plant and equipment	**2,203**		403		1,800	546.7
Loss on write-down of investment securities	**3,266**		694		2,572	470.6
Recognition of unrecognized net transition obligation	**1,468**		4,429		(2,961)	33.1
Loss on restructuring business	**403**		-		403	-
Other	**501**		1,829		(1,328)	27.4
Income before income taxes and minority interests	**11,717**	4.2	17,152	6.9	(5,435)	68.3
Income taxes (Current)	**6,287**	2.3	7,547,	3.0	(1,260)	83.3
Income taxes (Deferred)	**(2,959)**	(1.1)	(1,995)	(0.8)	(964)	148.3
Minority interests in subsidiaries	**1,928**	0.7	1,643	0.7	285	117.3
Net income	**6,461**	2.3	9,956	4.0	(3,495)	64.9

3) Consolidated Statements of Retained Earnings

	Japanese yen (Millions)		
	March 31		Increase
	2002	2001	(decrease)
Retained earnings at beginning of year	34,539	25,607	8,932
Increase in retained earnings	-	4,287	(4,287)
Increase resulting from increase in consolidated subsidiaries	-	496	(496)
Increase resulting from decrease in affiliates accounted for by the equity method	-	3,791	(3,791)
Decrease in retained earnings	1,866	5,311	(3,445)
Dividend payments	1,747	951	795
Bonuses to directors	109	72	37
Decrease resulting from increase in consolidated subsidiaries	3	3,791	(3,787)
Decrease resulting from decrease in consolidated subsidiaries	3	-	3
Decrease resulting from increase in affiliates accounted for by the equity method	0	-	0
Decrease resulting from decrease in affiliates accounted for by the equity method	-	496	(496)
Net income	6,461	9,956	(3,495)
Retained earnings at end of year	39,134	34,539	4,595

4) Consolidated Statements of Cash Flows

	Japanese yen (Millions)	
	Year ended March 31,	
	2002	2001
Cash flows from operating activities:		
Net income before income taxes and minority interests	**¥11,717**	¥17,152
Depreciation	**13,366**	10,133
Amortization of goodwill	**3,212**	1492
Provision for doubtful accounts	**(228)**	78
Retirement allowances	**-**	(912)
Accrued severance and benefit cost	**446**	2,794
Provision for bonuses	**(137)**	413
Interest and dividend income	**(757)**	(975)
Interest expenses	**1,337**	1,544
Exchange (gain) loss	**(193)**	642
Equity in loss of affiliates	**227**	168
Loss(Gain) on sales of property, plant and equipment	**39**	(19)
Loss on disposal of property, plant and equipment	**2,077**	381
Gain on sales of investment in securities	**(-)**	(3,553)
Loss on write-down of investment in securities	**3,266**	694
Decrease(increase) in notes and accounts receivable	**8,433**	(6,531)
Decrease(increase) in inventories	**9,892**	(3,633)
Increase (decrease) in notes and accounts payable	**(13,359)**	2,715
Loss on restructuring business	**403**	-
Recovery of loss on the investment of Princeton Notes	**(1,618)**	-
Other, net	**(807)**	(864)
Sub-total	**37,318**	21,721
Interest and dividend income received	**763**	1,109
Interest expenses paid	**(1,287)**	(1,500)
Recovery of loss on the investment of Princeton Notes	**1,618**	-
Income taxes paid	**(9,654)**	(4,256)
Net cash provided by operating activities	**28,758**	17,073
Cash flows from investing activities:		
Net increase in time deposits	**(199)**	(56)
Payments for purchase of marketable securities	**(11)**	(79)
Proceeds from sales of marketable securities	**240**	585
Payments for purchase of property, plant and equipment	**(24,517)**	(13,476)
Proceeds from sales of property, plant and equipment	**2,202**	-
Payments for purchase of investments in securities	**(753)**	(1,080)
Proceeds from sale of investments in securities	**596**	3,143
Proceeds from consolidation of newly acquired subsidiaries, net	**-**	17,367
Proceeds from sale of investments in affiliates	**214**	3,076
Payments for investments in affiliates	**(2,735)**	(13,457)
Disbursement of loan receivables	**(209)**	(1,478)
Collection of loan receivables	**265**	810
Other	**(247)**	(251)
Net cash used in investing activities	**(25,155)**	(4,897)
Cash flows from financing activities:		
Increase in short-term borrowings	**348**	12,041
Issuance of long-term debt	**3,392**	3,289
Payments of long-term debt	**(4,862)**	(7,674)
Issuance of common stock	**-**	33
Bond redemption	**-**	(4,420)
Issuance of common stock to minority interests	**5**	3,191
Dividends paid	**(1,747)**	(951)
Payment of dividends to minority interests	**(792)**	(368)
Other	**(9)**	(1)
Net cash provided by (used in) financing activities	**(3,664)**	5,138
Effect of exchange rate changes on cash and cash equivalents	**1,747**	1,830
Net increase in cash and cash equivalents	**1,685**	19,145
Cash and cash equivalents at beginning of year	**51,925**	32,780
Cash and cash equivalents of the subsidiary excluded	**(24)**	-
Cash and cash equivalents at end of year	**53,586**	51,925

5) Basis of Preparation of Consolidated Financial Statements

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 48

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Included in consolidation: 2

Nidec-Read Taiwan Corporation, Nidec Copal (Zhejiang) Co., Ltd.

Excluded from consolidation: 3

Nidec Precision (Dalian) Limited, Shibaura Seiko Corporation

Nidec Tosok Engineering Corporation

Nidec Precision (Dalian) Limited was merged with Nidec (Dalian) , Shibaura Seiko Corporation was merged with Nidec Shibaura Corporation and Nidec Tosok Engineering Corporation was excluded because of being immaterial as a whole.

(2) Major non-consolidated subsidiaries:

Globa Service Inc.

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance -Probe Co.,Ltd.

Included in equity-method affiliates: 1 Advance -Probe Co.,Ltd.

Excluded from equity-method affiliates: 1 Koyo Nidec (Dalian) Precision Bearings Co., Ltd.

Despite Nidec's majority holding voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company's decision-making process due to the existence of the joint venture contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiary (Globa Service), not having any significant impact on consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and three other consolidated subsidiaries is December 31, and the closing date of Nidec Power Motor Corporation is March 20. The financial statements as of each company's closing date are used for the consolidation. Any significant transactions that occurs between the closing date and March 31 are adjusted for consolidation.

4. Significant accounting standards

(1) Valuation method of major assets

① Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (year ended March 31, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

② Derivatives: Stated at fair value

③ Inventories

Seventeen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Seventeen consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Six consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(Change in accounting policy)

Nidec-Shimpo Corporation and two other consolidated subsidiaries changed accounting method for inventory valuation from the cost method to the lower of cost or market method effective March 31, 2002.

This change was made to further strengthen financial structures to compensate for the drop in sales price for a short period due to the severe price competition.

The effects of this change were to decrease operating income, recurring profit and net income before income taxes by ¥ 34 million, respectively as compared with the case on which the previous method was adopted.

(2) Method of depreciation of major depreciable assets

① Property, plant and equipment

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

(Change in accounting policy)

Nidec Tosok Corporation's factory in Yamanashi prefecture changed depreciation method excluding buildings from the straight-line method to the declining balance method effective March 31, 2002.

This change was made to reflect periodic income and expenses more appropriately and conform the depreciation method except for buildings on a consolidation basis due to the marked increase in output, the high capacity-operating rate and the fast return of capital invested.

The effects of this change were to decrease operating income, recurring profit and net income before income taxes by ¥131 million each while depreciation increases by ¥134 million, as compared with the case on which the previous method was adopted.

② Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method on expected useful period (mainly 5 years).

(3) Policy for significant provisions

① Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

② Accrued bonuses to employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

③ Provision for employees' retirement benefits: Provision for employees' retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation, Nidec Electronics Corporation, Nidec Potrans Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it's assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it's assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it's assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

④ Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated at the year-end exchange rate, with revenue and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders' equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

① Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allwable under certain conditions.

② Method and object of hedge

(a) Method of hedge

Forward exchange contracts, interest swaps and interest caps

(b) Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

③ Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

④ Evaluating effectiveness of hedging activities: with regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest swap and interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria for an allowable shortcut method.

(7) Consumption taxes

Consumption taxes are excluded from revenues and expenses and recorded as an asset or a loabilities.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings which were approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and all highly liquid investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Consolidated Balance Sheet)

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)	
	As of March 31, 2002	As of March 31, 2001
Buildings and structures	¥24,251	¥23,523
Machinery and vehicles	38,652	37,128
Tools, furniture and fixtures	19,729	19,758
Total	¥82,633	¥80,410

2. Contingent liabilities

	Japanese yen (Millions)	
	As of March 31, 2002	As of March 31, 2001
Guarantee of debt for East Pacific Funding Corporation, Tokyo Branch Office	¥1,213	¥1,229

3. Assets pledged as collateral and secured liabilities

	Japanese yen (Millions)			
	As of March 31, 2002		As of March 31, 2001	
Land	¥745	(476)	¥745	(476)
Buildings	1,263	(1,115)	1,360	(1,204)
Machinery and equipment	210	(161)	385	(254)
Tools, furniture and fixtures	4	(4)	4	(4)
Investment in securities	1,474	(-)	2,148	(-)
Total	¥3,699	(1,757)	¥4,644	(1,940)
Secured liabilities with respect to the foregoing:				
Short-term debt	64	(-)	159	(-)
Current portion of long-term debt	927	(425)	857	(618)
Long-term debt	1,136	(84)	2,064	(509)
Total	¥2,127	(509)	¥3,080	(1,127)

Figures in parenthses are related to industrial factory foundation mortgage

4. Matured notes on the last day of fiscal year (consolidated)

As of March 31, 2002

Nidec and consolidated companies shall settle notes receivable and payable on the note clearance day. Since financial institutions were not open on the last day of the applicable fiscal year, the following amounts were not settled and included in the consolidated balance sheets:

Notes receivable: ¥1,891 million

Notes payable: ¥485 million

As of March 31, 2001

Since financial institutions were not open on the last day of the fiscal year, among consolidated companies, Nidec Tosok Corporation, Nidec Copal Electronics Corporation and Nidec Shibaura Corporation, treated notes matured on the aforementioned day as if they were settled, while other consolidated companies including Nidec Corporation settle such notes on the note clearance day. The amounts of matured notes dealt with on the last day of the accounting period are as follows:

Notes treated as if settled on the day of maturity:

Notes receivable:	¥646 million
Notes payable	: ¥757 million

Notes settled on note clearance day:

The following amounts are included in the consolidated balance sheets:

Notes receivable:	¥2,065 million
Notes payable:	¥7 million

(Consolidated Statements of Income)

	Japanese yen (millions)	
	For the year ended March 31,	
	2002	2001
Research and Development expenses included in SG&A expenses and cost of sales	¥8,152	¥7,110

(Consolidated Statements of Cash Flows)

Year ended March 31, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2002 is as follows:

Cash and band deposits	¥53,807 million
Time deposits with maturity over three months	-221 million
Cash and cash equivalents	¥53,586 million

Year ended March 31, 2001

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2001 is as follows:

Cash and bank deposits	¥49,145 million
Fixed deposits with maturity over three months	-125 million
Short-term investments	2,905 million
Cash and cash equivalents	¥51,925million

6) Consolidated Statements of Income (Fourth quarter ended March 31, 2002 and 2001)

	Japanese yen (Millions)					
	Fourth quarter ended March 31					
	2002		2001		Increase	
	Amount	% of sales	Amount	% of sales	or decrease	% change
Net sales	**¥75,189**	100.0	¥74,713	100.0	¥476	0.6
Cost of sales	**60,761**	80.8	62,080	83.1	(1,319)	(2.1)
Gross profit	**14,427**	19.2	12,633	16.9	1,794	14.2
Selling, general and administrative expenses	**8,674**	11.5	8,970	12.0	(296)	(3.3)
Selling, general and administrative expenses	**7,807**		8,137		(330)	
Amortization of goodwill	**866**		832		34	
Operating income	**5,753**	7.7	3,663	4.9	2,090	57.1
Other income	**1,215**	1.6	3,416	4.6	(2,201)	(64.4)
Interest and dividend income	**178**		321		(143)	
Amortization of goodwill	**84**		176		(92)	
Equity in earnings of affiliates	**-**		(72)		72	
Foreign exchange gains, net	**550**		2,597		(2,047)	
Other, net	**401**		393		8	
Other expenses	**700**	0.9	1,221	1.6	(521)	(42.7)
Interest expenses	**274**		476		(202)	
Equity in loss of affiliates	**38**		168		(130)	
NYSE listing expenses	**186**		-		186	
Other, net	**201**		576		(375)	
Recurring profit	**6,268**	8.4	5,858	7.9	410	7.0
Extraordinary gains	**1,755**	2.3	220	0.3	1,535	697.7
Gain on sale of fixed assets	**68**		17		51	
Gain on sale of investment in affiliates	**-**		109		(109)	
Equity in earnings of affiliates	**0**		5		(5)	
Recovery of loss on investments	**1,618**		-		1,618	
Other, net	**68**		88		(20)	
Extraordinary losses	**3,205**	4.3	1,488	2.0	1,717	115.4
Loss on disposal of property, plant and equipment	**1,818**		194		1,624	
Loss on devaluation of investment securities	**682**		694		(12)	
Recognition of unrecognized net transition obligation	**376**		403		(27)	
Loss on restructuring business	**54**		-		54	
Other	**273**		196		77	
Income before income taxes and minority interests	**4,818**	6.4	4,590	6.2	228	5.0
Income taxes (Current)	**3,492**	4.6	2,765	3.7	727	26.3
Income taxes (Deferred)	**(2,366)**	(3.1)	(1,066)	(1.4)	(1,300)	
Minority interests in income (loss) of consolidated subsidiaries	**1,122**	1.5	48	0.1	1,074	2,237.5
Net income	**¥2,569**	3.4	¥2,844	3.8	¥(275)	(9.7)

5. SEGMENT INFORMATION

1) Business Segment Information

	Japanese yen (Millions)						
	Year ended March 31, 2002						
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:							
Customers	¥155,640	¥36,220	¥33,841	¥55,365	¥281,069	(-)	¥281,069
Intersegment	100	37	9,841	559	10,539	(¥10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	¥15,747	(¥503)	¥1,507	¥2,867	¥19,619	(¥3,412)	16,206
Assets, depreciation and capital expenditure							
Assets	140,228	31,073	44,181	61,724	277,207	21,805	299,013
Depreciation	8,358	919	863	2,957	13,098	137	13,235
Capital expenditure	¥20,007	¥3,184	¥825	¥3,345	¥27,364	(¥1,107)	¥26,256

	Japanese yen (Millions)						
	Year ended March 31, 2001						
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:							
Customers	¥130,485	¥24,134	¥50,412	¥44,205	¥249,238	(-)	¥249,238
Intersegment	3,040	213	4,763	4,440	12,458	(¥12,458)	-
Total	133,525	24,348	55,176	48,646	261,697	(12,458)	249,238
Operating expenses	120,903	25,568	52,280	44,443	243,195	(9,989)	233,205
Operating income	¥12,622	(¥1,219)	¥2,895	¥4,203	¥18,502	(¥2,468)	¥16,033
Assets, depreciation and capital expenditure							
Assets	123,032	32,475	51,575	65,088	272,172	33,504	305,677
Depreciation	5,519	642	824	1,322	8,307	1,537	9,845
Capital expenditure	¥10,445	¥2,806	¥582	¥2,716	¥16,550	¥54	¥16,604

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adapters, power transmission equipment

* The business segment classification "Power supplies and machinery" in use until the end of the first half ended September 30, 2001 has changed to "Machinery and power supplies" as "Machinery" is now the main business area of the segment. For convenience, "Machinery and power supplies" has also been used as the classification

for the year ended March 31, 2001 when comparisons are made.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)		
	Year ended March 31		
	2002	2001	
Amount of unallocated expenses included in Elimination/Corporate	¥2,433	¥2,350	Expenses derived from the overhead department of the parent company's administration and accounting divisions

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)		
	Year ended March 31		
	2002	2001	
Amount of unallocated assets included in Elimination/Corporate	¥32,692	¥37,666	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to administration divisions.

5.Depreciation and capital expenditures include long-term prepaid expenses and amortization of those.

2) Geographic Segment Information

	Japanese yen (Millions)						
	Year ended March 31, 2002						
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:							
Customers	¥174,842	¥10,749	¥89,786	¥5,689	¥281,069	(-)	¥281,069
Intersegment	75,930	979	112,121	16	189,047	(¥189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	9,542	(611)	10,514	138	19,583	(3,376)	16,206
Assets	228,387	¥5,882	¥116,163	¥2,173	¥352,606	(¥53,593)	¥299,013

	Japanese yen (Millions)						
	Year ended March 31, 2001						
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:							
Customers	¥153,304	¥12,633	¥76,135	¥7,165	¥249,238	(-)	¥249,238
Intersegment	54,314	1,245	77,934	286	133,780	(¥133,780)	(-)
Total	207,618	13,878	154,069	7,451	383,019	(133,780)	249,238
Operating expenses	198,819	13,928	144,471	7,225	364,444	(131,239)	233,205
Operating income	8,799	(49)	9,597	226	18,574	(2,541)	16,033
Assets	¥236,390	¥7,123	¥80,114	¥1,893	¥325,522	(¥19,845)	¥305,677

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)		
	Year ended March 31,		
	2002	2001	
Amount of unallocated expenses included in Elimination/Corporate	¥2,433	¥2,350	Expenses related to department of management in parent company such as general affair and accounting.

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)		
	Year ended March 31		
	2002	2001	
Amount of unallocated assets included in Elimination/Corporate	¥32,692	¥37,666	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to department of management.

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %			
	Year ended March 31, 2002			
	North America	Asia	Other	Total
Overseas sales	¥10,902	¥137,633	¥7,707	¥156,243
Consolidated sales	-	-	-	281,069
Overseas sales to consolidated sales	3.9%	49.0%	2.7%	55.6%

	Japanese yen (Millions), %			
	Year ended March 31, 2001			
	North America	Asia	Other	Total
Overseas sales	¥13,728	¥110,271	¥9,009	¥133,010
Consolidated sales	-	-	-	249,238
Overseas sales to consolidated sales	5.5%	44.2%	3.6%	53.3%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise of sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

6. NOTES TO LEASES

1) Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Year ended March 31, 2002

(1) Acquisition costs, accumulated depreciation and net leased property as if these finance leases were capitalized

	Japanese yen (Millions)		
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,816	¥863	¥1,952
Tools, furniture and fixtures	3,058	1,934	1,124
Other intangible assets	592	366	225
Total	¥6,467	¥3,164	¥3,302

(2) Future lease payments at the balance sheet date

Due within one year	¥969 million
Due after one year	¥2,333 million
Total	¥3,302 million

Note: As future lease payments were immaterial compared with property, plant and equipment at the balance sheet date, the amount of acquisition costs and future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥1,152 million
Depreciation	¥1,152 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method over the lease period with no remaining balance.

Year ended March 31, 2001

(1) Acquisition costs, accumulated depreciation and net leased property as if these finance leases were capitalized

	Japanese yen (Millions)		
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,456	¥737	¥1,719
Tools, furniture and fixtures	3,529	1,914	1,615
Other intangible assets	618	352	265
Total	¥6,603	¥3,004	¥3,599

(2) Future lease payment at the balance sheet date

Due within one year	¥1,088 million
Due over one year	¥2,511 million
Total	¥3,599 million

Note: As future lease payments were immaterial compared with property, plant and equipment at the year-end balance sheet date, the amount of acquisition costs and future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥900 million
Depreciation	¥900 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method over the lease period with no remaining balance.

7. MARKETABLE SECURITIES

1) Held-to-Maturity Debt Securities with fair value

	Japanese yen (Millions)					
	As of March 31					
	2002			2001		
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-
Others	¥143	¥142	(¥0)	¥142	¥143	¥0
Total	¥143	¥142	(¥0)	¥142	¥143	¥0

2) Other Securities with fair value

		Japanese yen (Millions)					
		As of March 31					
		2002			2001		
		Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount which is more than acquisition cost	Equity securities	¥1,121	¥1,282	¥161	¥2,204	¥2,705	¥501
	Bonds						
	Corporate bonds	32	34	1	32	34	2
	Other securities	107	121	13	585	591	6
	Sub total	1,261	1,438	176	2,822	3,332	509
Securities with carrying amount which is not more or less than acquisition cost	Equity securities	5,688	5,008	(680)	8,206	6,912	(1,294)
	Bonds						
	Corporate bonds	4	4	(0)	4	4	(0)
	Other securities	201	132	(68)	581	438	(142)
	Sub total	5,895	5,145	(749)	8,792	7,355	(1,436)
Total		¥7,156	¥6,583	(¥572)	¥11,615	¥10,688	(¥927)

3) Other marketable securities sold during the year

	Japanese yen (Millions)	
	Year ended March 31	
	2002	2001
Proceeds from sale	¥582	¥189
Gross realized gain	69	-
Gross realized losses	106	87

4) Major contents and carrying amount of securities not practicable to fair value

	Japanese yen (Millions)	
	As of March 31	
	2002	2001
Held-to-maturity bonds		
Unlisted foreign bonds	¥0	-
Other securities		
Unlisted stock (excluding the over-the-counter stock)	429	¥284
Unlisted foreign stock	82	-
Unlisted foreign bonds	-	110
Money Management Funds	-	2,095
Medium-term government bond funds	-	302
Discount bank debentures	9	9
Others	578	-

5) Redemption schedule of other securities with maturity and held-to-maturity debt securities

	Japanese yen (Millions)							
	As of March 31							
	2002				2001			
	Within 1year	1-5years	5-10 years	Over 10 years	Within 1year	1-5 years	5-10 years	Over 10 years
Bonds								
Corporate bonds	¥4	¥30	¥4	-	-	¥34	¥4	-
Others	153	-	-	-	¥142	100	10	-
Other securities	90	85	42	-	1,036	259	47	-
Total	¥247	¥115	¥46	-	¥1,179	¥393	62	-

8. DERIVATIVE INSTRUMENTS

Contract and Other Amounts, Fair Values and Unrealized gain or loss on Derivative transactions

As of March 31, 2002

Japanese yen (Millions)

Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts			
	To buy			
	U.S. dollars			
	Euro	34	35	1
	To sell			
	U.S. dollars	16	16	0
Interest rates	Interest-rate caps	3,000	-	0
	Interest-rate swaps			
	Total	3,051	52	1

Notes:

1. Fair values are calculated based on quotes from financial institutions.
2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

As of March 31, 2001

Japanese yen (Millions)

Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts			
	To buy			
	U.S. dollars	120	8	8
	Euro	36	(0)	(0)
	To sell			
	U.S. dollars	21	(0)	(0)
Interest rates	Interest-rate caps	3,000	0	0
	Interest-rate swaps			
	Floating rate receiver, fixed rate payer	1,000	(16)	(16)
	Total	4,177	(8)	(8)

Notes:

1. Fair values are calculated based on quotes from financial institutions.
2. Derivative instruments applied for the hedge accounting are excluded from the above amounts.

NON-CONSOLIDATED FINANCIAL STATEMENTS
(YEAR ENDED MARCH 31, 2002)

NIDEC CORPORATION

Date of Directors' meeting for closing of accounts: May 7, 2002
Stock Listings: Tokyo, Osaka
Head Office: Kyoto, Japan

1. Non-Consolidated Financial Performance (from April 1, 2001 to March 31, 2002)

(1) Results of Operations

		Japanese yen (Millions unless indicated)	
		Year ended March 31	
		2002	2001
Net sales		¥124,884	¥99,605
	Percent change from the previous period	25.4%	1.5%
Operating income		4,100	876
	Percent change from the previous period	368.0%	(79.6%)
Recurring profit		11,242	8,336
	Percent change from the previous period	34.9%	17.6%
Net income		7,316	5,421
	Percent change from the previous period	35.0%	4.7%
Net income per share, basic(Yen)		¥115.11	¥89.12
Net income per share, diluted		¥109.80	¥84.97
Return on equity		8.9%	7.1%
Recurring profit to total assets		7.0%	5.9%
Recurring profit to net sales		9.0%	8.4%

Notes:

1. Average number of shares issued and outstanding at the beginning and end of the years:
   63,555,178 shares for the year ended March 31, 2002
   60,840,242 shares for the year ended March 31, 2001
2. Change in accounting method: Not-applicable
3. Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Dividend condition

	Japanese yen (Yen)	
	Year ended March 31, 2002	
	2002	2001
Amount dividend per share (Annual)	¥25.00	¥20.00
Interim dividend per share	15.00	7.50
Year-end dividend per share	10.00	12.50
Dividend amount	¥1,588 mil.	¥1,270 mil.
Dividend payout ratio	21.7%	23.4%
Dividend to shareholders' equity	1.9%	1.6%

(3) Financial Position

	Japanese yen (Millions, unless indicated)	
	Year ended March 31, 2002	
	2002	2001
Total assets	¥165,283	¥154,285
Shareholders' equity	84,624	78,941
Shareholders' equity to total assets	51.2%	51.2%
Shareholders' equity per share (Yen)	1,331.35	1,242.21

Note:

Number of shares issued and outstanding at the end of the respective years:

63,562,481 shares at March 31, 2002

63,549,008 shares at March 31, 2001

Number of treasury stock at the end of the respective years:

1,172 shares at March 31, 2002

7 shares at March 31, 2001

2. Forecast of Non-Consolidated Financial Performance (For the year ending March 31, 2003)

	Japanese yen (Millions)	
	Six months ended September 30	Year ended March 31
	2002	2003
Net sales	¥62,500	¥130,000
Recurring income	4,500	9,500
Net income	3,500	7,300
Dividend per share (Interim)	10.00	-
Dividend per share (Annual)	-	20.00

Reference: Forecast net income per share for the year is 114.85 yen.

9. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets

	Japanese yen (Millions)				
	March 31 2002		March 31 2001		Increase (decrease)
	Amount	**%**	Amount	%	
Current assets:					
Cash and bank deposits	**¥17,590**		¥19,387		¥(1,797)
Notes receivable	**6,222**		5,050		1,172
Accounts receivable	**35,947**		27,689		8,258
Treasury stock	**-**		0		(0)
Finished products	**2,358**		2,005		353
Raw materials	**36**		233		(197)
Work in process	**178**		386		(208)
Supplies	**55**		139		(84)
Advances	**65**		57		8
Prepaid expenses	**86**		75		11
Deferred income taxes	**1,529**		1,008		521
Short-term loans to affiliates	**2,329**		2,269		60
Other receivables	**5,545**		6,305		(760)
Other current assets	**24**		39		(15)
Allowance for doubtful accounts	**(231)**		(190)		(41)
Total current assets	**71,740**	**43.4**	64,457	41.8	7,283
Fixed assets:					
Tangible assets	**17,375**	**10.5**	19,283	12.5	(1,908)
Buildings	**4,202**		5,253		(1,051)
Structures	**129**		153		(24)
Machinery and equipment	**1,706**		2,360		(654)
Vehicles and delivery equipment	**3**		4		(1)
Tools, furniture and fixtures	**1,040**		1,230		(190)
Land	**8,884**		8,884		-
Construction in progress	**1,409**		1,396		13
Intangible assets	**464**	**0.3**	585	0.4	(121)
Goodwill	**359**		479		(120)
Patents	**0**		-		0
Software	**68**		70		(2)
Other intangible assets	**35**		35		0
Investments and other assets	**75,672**	**45.8**	69,959	45.3	5,713
Investment in securities	**5,015**		5,853		(838)
Investment securities of affiliates	**60,796**		56,263		4,533
Bonds issued by affiliates	**794**		791		3
Investments other than securities	**118**		159		(41)
Investment in affiliates	**6,041**		5,503		538
Bankruptcy and other claims	**859**		495		364
Long-term prepaid expenses	**11**		18		(7)
Deferred income taxes	**2,687**		1,255		1,432
Other (investments)	**103**		109		(6)
Allowance for doubtful accounts	**(756)**		(491)		(265)
Total fixed assets	**93,512**	**56.6**	89,828	58.2	3,684
Total assets	**165,253**	**100.0**	154,285	100.0	10,968

Liabilities and Shareholders' Equity

	Japanese yen (Millions)				
	March 31		March 31		Increase (decrease)
	2002		2001		
	Amount	%	Amount	%	
Current liabilities					
Notes payable	**¥4,353**		¥3,702		¥651
Accounts payable	**19,317**		15,222		4,095
Short-term borrowings	**20,526**		19,788		738
Current portion of long-term debt	**1,048**		828		220
Current portion of convertible bond	**9,820**		-		9,820
Accrued liabilities	**4,186**		4,520		(334)
Accrued expenses	**329**		309		20
Income taxes payable	**2,486**		1,449		1,037
Advances received	**1**		0		1
Deposits received	**158**		133		25
Deferred credit	**5**		13		(8)
Accrued bonuses to employees	**718**		720		(2)
Notes payable for construction	**9**		316		(307)
Derivative debt	**-**		16		(16)
Other current liabilities	**-**		24		(24)
Total current liabilities	**62,962**	**38.1**	47,044	30.5	(15,918)
Non-current liabilities					
Convertible bonds	**14,324**		24,172		(9,848)
Long-term debt	**2,455**		3,503		(1,048)
Accrued severance and benefit costs	**385**		170		215
Accrued retirement benefit to directors	**502**		454		48
Total fixed liabilities	**17,666**	**10.7**	28,300	18.3	(10,634)
Total liabilities	**80,628**	**48.8**	75,344	48.8	5,284
Shareholders' equity					
Common stock	**26,468**	**16.0**	26,454	17.1	14
Additional paid-in capital	**26,333**	**15.9**	26,319	17.1	14
Legal reserve	**720**	**0.4**	635	0.4	85
Land revaluation reserve	**(700)**	**(0.4)**	(700)	(0.5)	0
Retained earnings	**32,016**	**19.4**	26,587	17.2	5,429
Reserve for general purpose	**23,450**		19,450		4,000
Unappropriated retained earnings	**8,566**		7,137		1,429
(of which, Net income)	**(7,316)**		(5,421)		(1,895)
Net unrealized loss on securities	**(205)**	**(0.1)**	(357)	(0.2)	152
Treasury stock	**(9)**	**(0.0)**	-	-	(9)
Total shareholders' equity	**84,624**	**51.2**	78,941	51.2	5,683
Total liabilities and shareholders' equity	**165,253**	**100.0**	154,285	100.0	10,968

2) Non-Consolidated Statements of Income

	Japanese yen (Millions) Year ended March 31, 2002		2001			
	Amount	%	Amount	%	Increase (decrease)	% increase
Net sales	**¥124,884**	100.0	¥99,605	100.0	¥25,279	25.4
Cost of sales	**112,548**	90.1	91,349	91.7	21,199	23.2
Gross profit	**12,335**	9.9	8,256	8.3	4,079	49.4
Selling, general and administrative expenses	**8,234**	6.6	7,379	7.4	855	11.6
Operating income	**4,100**	3.3	876	0.9	3,224	368.0
Other income	**8,336**	6.7	8,512	8.5	(176)	(2.1)
Interest income	**278**		724		(446)	
Interest on investment securities	**-**		15		(15)	
Dividend income	**6,484**		4,665		1,819	
Foreign exchange gains, net	**1,146**		2,638		(1,492)	
Other	**427**		468		(41)	
Other expenses	**1,195**	1.0	1,052	1.0	143	13.6
Interest expenses	**457**		673		(216)	
Sales discount	**46**		134		(88)	
Interest on corporate bonds	**113**		116		(3)	
NYSE listing expense	**470**		-		470	
Other	**107**		127		(20)	
Recurring profit	**11,242**	9.0	8,336	8.4	2,906	34,9
Extraordinary gains	**1,649**	1.3	3,213	3.2	(1,564)	(48.7)
Gain on sale of fixed assets	**7**		3		4	
Gain on sale of investment securities	**-**		14		(14)	
Gain on sale of investment in affiliates	**23**		2,059		(2,036)	
Gain on securities transferred to pension trust	**-**		1,089		(1,089)	
Gain on reversal of allowance for doubtful accounts	**-**		46		(46)	
Recovery of losses on the investment	**1,618**		-		1,618	
Extraordinary losses	**3,758**	3.0	4,474	4.5	(716)	(16.0)
Loss on disposal of property, plant and equipment	**917**		73		844	
Loss on write-down of marketable securities	**1,868**		694		1,174	
Unrecognized net transition obligation	**-**		1,241		(1,241)	
Provision for severance benefits for directors and corporate auditors	**-**		374		(374)	
Loss on valuation of investment in affiliates	**-**		1,915		(1,915)	
Loss on restructuring business	**896**		-		896	
Other	**76**		174		(98)	
Income before income taxes	**9,132**	7.3	7,075	7.1	2,057	29.1
Income taxes (Current)	**3,881**	3.1	2,282	2.3	1,599	
Income taxes (Deferred)	**(2,065)**	(1.7)	(628)	(0.6)	(1,437)	
Net income	**¥7,316**	5.9	¥5,421	5.4	¥1,895	35.0
Retained earnings brought forward from previous period	**2,203**		2,239		(36)	
Interim dividend payments	**953**		476		477	
Legal reserves for interim dividend for the Respective period	**-**		47		(47)	
Unappropriated retained earnings for the period	**¥8,566**		¥7,137		¥1,429	20.0

3) Proposal for Appropriation Retained Earnings

	Japanese yen (Millions)
Unappropriated profit	8,566
This will be appropriated as follows ;	
Dividend payments(¥10/share)	635
Bonuses to directors and corporate auditors	59
General reserve	5,600
Retained earnings to be carried forward	2,270

Notes : Interim dividends of ¥953 million (¥15 per share) were paid on December 12 , 2001.

4) Significant accounting policy

Valuation method of major assets

1. Securities

A. Held-to-maturity securities: Amortized cost method

B. Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

C. Other securities with fair value:

Stated at fair value based on market price at end of the period year ended March 31, 2002. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

2. Derivatives

Stated at fair value

3. Inventories

Finished goods, materials, work in progress: Stated at the lower of cost or market method with cost determined using the moving average method

Supplies: Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(2) Intangible fixed assets: Straight-line method

With respect to the software for internal use, amortization is computed on the straight-line method based on expected useful period (mainly 5 years).

5. Accounting for deferred assets

Stock issuance cost: Recognized as expensed

6.Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2002, with the resulting difference included in gains or losses.

7. Policy for significant provisions

(1) Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees' retirement benefits: Provision of employee retirement and severance benefits are stated based on the projected benefit obligation less pension plan assets at the end of the fiscal year.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the year.

8. Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

(1) Hedge accounting policy

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. And interest swaps and interest cap transactions are accounted for by allowed treatment under certain conditions.

(2) Method and object of hedge

(a) Method of hedge: Forward exchange contracts, interest swaps, interest caps

(b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities : With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same. With regard to interest swap and interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria

for an allowable shortcut method.

10. Consumption taxes

Consumption taxes are excluded from revenues and expenses and recorded as an assets or a liabilities.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)	
	As of March 31, 2002	As of March 31, 2001
Investment in securities	¥1,474	¥2,148
Secured liabilities with respect to the foregoing:		
Current portion of long-term debt	450	200
Long-term debt	950	1,400

2. Depreciation amount deducted from acquisition cost of tangible fixed assets

Buildings ¥26 million as of March 31 , 2002 and March 31 , 2001

3. Authorized share capital and issued and outstanding (Thousand shares)

	As of March 31 , 2002	As of March 31 , 2001
Authorized share capital	240,000	240,000
Issued and outstanding	63,563	63,549

4. Contingent liabilities

Our guarantees of indebtedness (mainly consists of bank loans) are as follows:

	Japanese yen (Millions) As of March 31	
	2002	2001
(Group companies)		
Nidec Shibaura Corporation	-	167
Nidec America Corporation	(US$ 6,000th.) 799	(US$ 6,855th.) 849
Nidec Electronics (Thailand) Co., Ltd.	(TB 853,983th. and US$ 21,300th.) 5,451	(TB 3,983th.) 11
Nidec Hi-Tech Motor (Thailand) Co., Ltd.	(US$ 200th.) 26	(US$ 1,315th. and TB 2,737th.) 170
Nidec (Dalian) Limited	(US$ 6,000th.) 799	(US$ 14,000th.) 1,734
Nidec Shibaura (Zhejiang) Co., Ltd.	(US$ 1,101th.) 392	(US$ 1,250th.) 578
Nidec Philippines Corporation	(US$ 18,000th.) 2,710	(US$ 18,000th.) 2,542
Nidec Tosok (Vietnam) Co., Ltd.	(US$ 2,800th.) 540	(US$ 4,800th.) 638
(Other)		
East Pacific Funding Corporation, Tokyo Branch Office	1,213	1,229
Total	(TB 853,983th. and US$ 55,401th.) 11,933	(TB 6,720th. and US$ 46,220th.) 7,921

5. Matured notes on the last day of period

As of March 31, 2002

Matured notes on the last day at year-end shall be settled on the bill clearance day. Since financial institutions were not open on the last day of the applicable fiscal year, the following amounts were not settled and included in the balance sheets for the year ended March 31, 2001.

Notes receivable: ¥603 million

As of March 31, 2001

Matured notes on the last day at year-end shall be settled on the bill clearance day. Since financial institutions were not open on the last day of the applicable fiscal year, the following amounts were not settled and included in the balance sheets for the year ended March 31, 2001.

Notes receivable: ¥306 million

Note to Non-Consolidated Statements of Income

	Japanese yen (millions)	
	For the year ended March 31,	
	2002	2001
Research and Development expenses included in SG&A expenses and cost of sales	¥3,967	¥3,432

Notes to Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Year ended March 31, 2002

(1) Acquisition costs, accumulated depreciation and net leased property as if those finance leases were capitalized.

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and equipment	¥56	¥30	¥25
Tools, furniture and fixtures	989	581	408
Software	359	263	96
Total	¥1,405	¥875	¥530

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the balance sheet date, , future lease payments include the imputed interest expense portion.

(2) Future lease payments at the balance sheet date

Due within one year	¥259 million
Due over one year	¥270 million
Total	¥530 million

Note: As future lease payments were immaterial compared with property , plant and equipment at the balance sheet date, the amount of acquisition cost and future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments	¥302 million
Depreciation	¥302 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method over the lease period with no remaining balance.

Year ended March 31, 2001

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Tools, furniture and fixtures	¥1,106	¥584	¥521
Software	358	208	150
Total	¥1,464	¥792	¥671

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the balance sheet date

Due within one year	¥261 million
Due over one year	¥410 million
Total	¥671 million

Note: As future lease payments were immaterial compared with property , plant and equipment at the balance sheet date, the amount of acquisition cost and future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments	¥297 million
Depreciation	¥297 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method over the lease period with no remaining balance.

Notes to Marketable Securities

As of March 31, 2002

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥42,239	¥48,707	¥6,468
Investment in affiliates	-	-	-
Total	¥42,239	¥48,707	¥6,468

As of March 31, 2001

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥40,456	¥50,290	¥9,834
Investment in affiliates	-	-	-
Total	¥40,456	¥50,290	¥9,834

- ### -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: May 13, 2002

By: ______________________

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning